Exhibit 99.2

SHARE REPURCHASE AGREEMENT

THIS SHARE REPURCHASE AGREEMENT (this "Agreement") is made and entered into as of this 5th day of May, 2026, by and among Life Time Group Holdings, Inc., a Delaware corporation (the "Purchaser"), and the selling stockholders set forth on Schedule I hereto (each, a "Seller" and, together, the "Sellers").

RECITALS

WHEREAS, each Seller is selling shares of common stock, par value $0.01 per share, of the Purchaser (the "Common Stock") in an unregistered private sale pursuant to an exemption from registration under the Securities Act of 1933, as amended (the "Private Sale");

WHEREAS, each Seller currently holds and desires to sell that number of shares of Common Stock set forth opposite such Seller's name on Schedule I hereto (together, the "Shares") to the Purchaser on the terms and conditions set forth in this Agreement; and

WHEREAS, the Purchaser desires to purchase from the Sellers and the Sellers desire to sell to the Purchaser the Shares on the terms and conditions set forth in this Agreement (the "Repurchase Transaction").

NOW, THEREFORE, in consideration of the premises and the agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
SALE AND PURCHASE OF COMMON SHARES

Section 1.1 Purchase. Subject to the terms and conditions of this Agreement, on May 7, 2026 or at such other date as shall be mutually agreed by the parties (such date, the "Closing Date"), each of the Sellers, severally but not jointly, shall sell, assign, transfer, convey and deliver to the Purchaser the number of Shares set forth opposite its name on Schedule I hereto, and the Purchaser shall purchase, acquire and accept such number of Shares from each of the Sellers. The purchase price for each Share shall be $28.60, which is the same per-share price for which the Sellers are selling shares of Common Stock on the Closing Date in the Private Sale (the "Purchase Price").

Section 1.2 Closing. On the Closing Date, (a) each Seller shall deliver or cause to be delivered to the Purchaser all of such Seller's right, title and interest in and to the Shares to be sold by such Seller by an appropriate method reasonably agreed to by the Purchaser and the Sellers, together, in each case, with all documentation reasonably necessary to transfer to Purchaser all of such Seller's right, title and interest in and to such Shares and (b) the Purchaser shall pay to each Seller the Purchase Price for the Shares sold by such Seller in cash by wire transfer of immediately available funds in accordance with the wire transfer instructions provided by such Seller to the Purchaser at least one business day in advance of the Closing Date.

Section 1.3 <u>Tax Form</u>. On or before the Closing Date, each Seller shall deliver to the Purchaser a properly completed and executed IRS Form W-9 or applicable IRS Form W-8.

Section 1.4 <u>Intended Tax Treatment</u>. The Purchaser and each Seller agree to treat the Repurchase Transaction as a transaction described in Section 302(a) of the Internal Revenue Code of 1986, as amended (the "<u>Code</u>") that is a sale or exchange of the Shares (and not as a redemption described in Section 302(d) of the Code treated as a distribution of property to which Section 301 of the Code applies) and to report consistently and file their tax returns consistent with such characterization, unless otherwise required by a "determination" within the meaning of Section 1313 of the Code.

Section 1.5 <u>Withholding</u>. The Purchaser shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as may be required to be deducted or withheld under any provision of applicable law, including Section 1445 of the Code; <u>provided</u>, that no such deduction or withholding shall be made with respect to a Seller that provides an IRS Form W-9 pursuant to <u>Section 1.3</u>.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of the Sellers, severally and not jointly, hereby makes the following representations and warranties to the Purchaser, each of which is as of the date of this Agreement, and will be as of the Closing Date, true and correct.

Section 2.1 <u>Existence and Power</u>.

(a) The Seller has the power, authority and capacity to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

(b) The execution and delivery of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby (i) do not require the consent, approval, authorization, order, registration or qualification of, or (except for filings pursuant to Section 16 or Regulation 13D under the Exchange Act) filing with, any governmental authority or court, or body or arbitrator having jurisdiction over the Seller; and (ii) except as would not have a material adverse effect on the ability of the Seller to consummate the transactions contemplated by this Agreement, do not and will not constitute or result in a breach, violation or default under any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, to which the Seller is a party or with the Seller's organizational documents, or any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, governmental authority, arbitrator, mediator or similar body on the part of the Seller or cause the acceleration or termination of any obligation or right of the Seller or any other party thereto.

Section 2.2 <u>Valid and Enforceable Agreement; Authorization</u>. This Agreement has been duly authorized by the Seller, has been duly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors' rights generally and general principles of equity.

Section 2.3 <u>Title to Shares.</u> The Seller has good and valid title to the Shares to be sold by such Seller free and clear of any lien, encumbrance, pledge, charge, security interest, mortgage, title retention agreement, option, equity or other adverse claim, and has not, in whole or in part, (a) assigned, transferred, hypothecated, pledged or otherwise disposed of such Shares or its ownership rights in such Shares other than, in connection with the Repurchase Transaction, to the Purchaser, or (b) given any person or entity other than, in connection with the Repurchase Transaction, the Purchaser any transfer order, power of attorney or other authority of any nature whatsoever with respect to such Shares.

Section 2.4 <u>Sophistication of Seller</u>. The Seller acknowledges and agrees that, except as set forth in this Agreement, the Purchaser is not making any express or implied warranties in connection with the Repurchase Transaction. The Seller has such knowledge and experience in financial and business matters and in making investment decisions of this type that it is capable of evaluating the merits and risks of making its investment decision regarding the Repurchase Transaction and of making an informed investment decision. The Seller has received all information it considers necessary or appropriate for deciding whether to dispose of the Shares to be sold by such Seller. The Seller has independently investigated and evaluated the value of the Shares and the financial condition and affairs of the Purchaser and, based upon its independent analysis, the Seller has reached its own business decision to effect the sale of Shares to be sold by such Seller contemplated hereby. The Seller is not relying on the Purchaser with respect to the tax and other economic considerations of the Repurchase Transaction, and the Seller has relied on the advice of, or has consulted with, the Seller's own advisors.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby makes the following representations and warranties to the Sellers, each of which is as of the date of this Agreement, and will be as of the Closing Date, true and correct.

Section 3.1 <u>Existence and Power.</u>

(a) The Purchaser is a corporation duly organized and validly existing under the laws of the State of Delaware and has the power, authority and capacity to execute and deliver this Agreement, to perform the Purchaser's obligations hereunder, and to consummate the transactions contemplated hereby.

(b) The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby (i) does not require the consent, approval, authorization, order, registration or qualification of, or (except for filings pursuant to Section 13 under the Exchange Act) filing with, any governmental authority or court, or body or arbitrator having jurisdiction over the Purchaser; and (ii) except as would not have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement, does not and will not constitute or result in a breach, violation or default under, any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, to which the Purchaser is a party, with the Purchaser's certificate of incorporation or bylaws, or any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, governmental authority, arbitrator, mediator or similar body on the part of the Purchaser or cause the acceleration or termination of any obligation or right of the Purchaser or any other party thereto.

Section 3.2 <u>Valid and Enforceable Agreement; Authorization</u>.

This Agreement has been duly authorized by the Purchaser, has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors' rights generally and general principles of equity.

ARTICLE IV
MISCELLANEOUS PROVISIONS

Section 4.1 <u>Notice</u>. All notices, requests, certificates and other communications to any party hereunder shall be in writing and shall be deemed given or made: (a) as of the date delivered, if personally delivered; (b) on the date the delivering party receives confirmation, if delivered by electronic mail; (c) three business days after being mailed by registered or certified mail (postage prepaid with return receipt requested); or (d) one business day after being sent by overnight courier service (providing proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this <u>Section 4.1</u>).

If delivered to the Purchaser, to:

> c/o Life Time Group Holdings, Inc.
> 2902 Corporate Place
> Chanhassen, Minnesota 55317
> Attention: Legal Department
> Tel: 952-947-0000

If delivered to the Sellers, to the address of each Seller set forth on <u>Schedule I</u> hereto.

Section 4.2 <u>Entire Agreement</u>. This Agreement embodies the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous oral or written agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the parties or any of their agents, representatives or affiliates relative to such subject matter, including, without limitation, any term sheets, emails or draft documents.

Section 4.3 <u>Assignment; Binding Agreement</u>. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned, in whole or in part, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this <u>Section 4.3</u> shall be null and void.

Section 4.4 <u>Counterparts</u>. This Agreement may be executed in multiple counterparts, and on separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Any counterpart or other signature hereupon delivered by facsimile or electronic transmission shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.

Section 4.5 <u>Governing Law; Waiver of Jury Trial</u>. This Agreement and all matters arising out of or relating to this Agreement (whether in contract, tort or otherwise) shall in all respects be construed in accordance with and governed by the substantive laws of the State of New York, without giving effect to principles of conflicts of laws. The respective agreements, representations, warranties and other statements of the Sellers and the Purchaser, as set forth in this Agreement, shall remain in full force and effect regardless of any investigation (or any statement as to the results thereof) made by or on behalf of the Sellers or the Purchaser or any of their respective officers, directors or affiliates and regardless of whether the Sellers or the Purchaser knew or should have known that any such representation or warranty is, was or might be inaccurate, and shall survive the Closing Date. Each party hereto waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement or any transaction contemplated hereby.

Section 4.6 <u>No Third Party Beneficiaries or Other Rights</u>. This Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein express or implied shall give or shall be construed to confer any legal or equitable rights or remedies to any person other than the parties to this Agreement and such successors and permitted assigns.

Section 4.7 <u>Waiver; Consent</u>. This Agreement and its terms may not be changed, amended, waived, terminated, augmented, rescinded or discharged (other than in accordance with its terms), in whole or in part, except by a writing executed by the parties hereto.

Section 4.8 <u>No Broker</u>. Except as previously disclosed in writing to each other party, no party has engaged any third party as broker or finder or incurred or become obligated to pay any broker's commission or finder's fee in connection with the transactions contemplated by this Agreement.

Section 4.9 <u>Further Assurances</u>. Each party hereto hereby agrees to execute and deliver, or cause to be executed and delivered, such other documents, instruments and agreements, and take such other actions consistent with the terms of this Agreement, as may be reasonably necessary in order to accomplish the transactions contemplated by this Agreement.

Section 4.11 **Costs and Expenses**. Each party hereto shall each pay its own respective costs and expenses, including, without limitation, any commission or finder's fee to any broker or finder, incurred in connection with the negotiation, preparation, execution and performance of this Agreement.

Section 4.12 **Severability**. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

(Signatures appear on the next page.)

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

PURCHASER:

LIFE TIME GROUP HOLDINGS, INC.

By: /s/ Erik Weaver
Name: Erik Weaver
Title: Executive Vice President & Chief
        Financial Officer

SELLERS:

TPG VII MAGNI SPV, L.P.

By: TPG VII Magni GenPar, L.P.,
its general partner

By: TPG VII Magni GenPar Advisors, LLC
its general partner

By: _/s/ Martin Davidson_____
Name: Martin Davidson
Title: Chief Accounting Officer

TPG VII MAGNI CO-INVEST, L.P.

By: TPG VII SPV GP, LLC,
its general partner

By: _/s/ Martin Davidson_____
Name: Martin Davidson
Title: Chief Accounting Officer

TPG LONESTAR I, L.P.

By: TPG Lonestar GenPar I, L.P.,
its general partner

By: TPG Lonestar GenPar I Advisors, LLC,
its general partner

By: _/s/ Martin Davidson_____
Name: Martin Davidson
Title: Chief Accounting Officer

GREEN LTF HOLDINGS II LP

By: Peridot Coinvest Manager LLC,
its general partner

By: Leonard Green & Partners, L.P.,
its manager

By: LGP Management, Inc.,
its general partner

By: _/s/ Jennifer Klein_____
Name: Jennifer Klein
Title: Chief Accounting Officer

LGP ASSOCIATES VI-A LLC

By: __/s/ Jennifer Klein_____
Name: Jennifer Klein
Title: Chief Accounting Officer

LGP ASSOCIATES VI-B LLC

By: _/s/ Jennifer Klein_____
Name: Jennifer Klein
Title: Chief Accounting Officer

PARTNERS GROUP SERIES ACCESS II, LLC, SERIES 61

By: Partners Group US Management II LLC, its manager

By: Partners Group AG, under power of attorney

By: _/s/ Ryan Saunders_____
Name: Ryan Saunders
Title: Authorized Signatory

By: _/s/ Janel Gruber-Stevens_____
Name: Janel Gruber-Stevens
Title: Authorized Signatory

PARTNERS GROUP PRIVATE EQUITY FUND, LLC

By: Partners Group (USA) Inc.,
its member and investment manager

By: Partners Group AG,
under power of attorney

By: _/s/ Ryan Saunders_____
Name: Ryan Saunders
Title: Authorized Signatory

By: _/s/ Janel Gruber-Stevens_____
Name: Janel Gruber-Stevens
Title: Authorized Signatory

PARTNERS GROUP PRIVATE EQUITY II, LLC

By: Partners Group US Management II LLC,
its manager

By: Partners Group AG,
under power of attorney

By: _/s/ Ryan Saunders_____
Name: Ryan Saunders
Title: Authorized Signatory

By: _/s/ Janel Gruber-Stevens_____
Name: Janel Gruber-Stevens
Title: Authorized Signatory

TPG Sellers	Shares	Address
TPG VII Magni SPV, L.P.	737,543	301 Commerce Street, Suite 3300
		Fort Worth, Texas 76102
TPG VII Magni Co-Invest, L.P.	101,291	Attention: General Counsel
		Telephone: (817) 871-4000
TPG Lonestar I, L.P.	5,121	Email: legaldept@tpg.com

LGP Sellers	Shares	Address
Green LTF Holdings II LP	1,157,349	11111 Santa Monica Blvd, Suite 2000
		Los Angeles, California 90025
LGP Associates VI-A LLC	1,960	Attention: Jennifer Klein – Chief Accounting
		Officer
LGP Associates VI-B LLC	19,537	Telephone: (310) 954-0444

PG Sellers	Shares	Address
Partners Group Series Access II, LLC, Series 61	76,763	1114 Avenue of the Americas, 37th Floor
		New York, New York 10036
Partners Group Private Equity Fund, LLC	92,732	Attention: Andres Small
		Telephone: (212) 908-2600
Partners Group Private Equity II, LLC	204	Email: pgadmin@partnersgroup.com
		andres.small@partnersgroup.com